Contacts:
Salah Mahyaoui
Sanofi-aventis
33 6 73 68 78 88
salah.mahyaoui@sanofi-aventis.com

Jeff Macdonald
Bristol-Myers Squibb
1 212-546-4824
jeffrey.macdonald@bms.com

FDA GRANTS PRIORITY REVIEW TO PLAVIX® (clopidogrel bisulfate)
SUPPLEMENTAL NEW DRUG APPLICATION (sNDA)
FOR ADDITIONAL TYPE OF HEART ATTACK

--Filing for STEMI Indication Also Submitted in Europe--

PARIS, France and PRINCETON, NJ, January 18, 2006 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and Bristol-Myers Squibb Company (NYSE: BMY) announced today that the U.S. Food and Drug Administration (FDA) has accepted for review a supplemental new drug application (sNDA) for the antiplatelet agent PLAVIX® (clopidogrel bisulfate) for treatment of patients with acute ST-segment elevation myocardial infarction (STEMI). STEMI is a heart attack in which an artery is generally blocked completely for sufficient time to cause heart muscle damage. This blockage is caused by clot formation in the arteries, which is also known as atherothrombosis. There are approximately ten million heart attacks per year worldwide;[1] in the United States alone, the estimated 500,000 STEMI events per year represent one-third of all heart attacks suffered in the country.[2]

The FDA has designated the filing for priority review, which is granted to applications in which a new indication or new drug product, if approved, would present a significant improve ment compared to currently available therapies or marketed products.[3] The companies have also submitted a filing to the European Medicines Evaluation Agency (EMEA) for a STEMI indication in the European Union.

PLAVIX is approved for early and long term risk reduction in patients at risk for atherothrombotic events. In the CURE trial, patients with unstable angina (UA) and non-ST segment elevation myocardial infarction (NSTEMI) were followed for up to one year, and in the CAPRIE trial, patients with recent MI, recent ischemic stroke, or established peripheral artery disease were followed for up to three years.

The FDA filing is based on the findings of two recent clinical trials that treated STEMI patients with PLAVIX administered on a background of standard therapy. In the COMMIT/CCS-2 (ClOpidogrel and Metoprolol in Myocardial Infarction Trial) trial, patients were followed for 30 days. In the CLARITY – TIMI 28 (CLopidogrel as Adjunctive ReperfusIon TherapY - Thrombolysis In Myocardial Infarction Study 28) trial, patients were followed for 28 days. Both studies were presented at the 54th Annual Scientific Session of the American College of Cardiology (ACC) in March 2005 and subsequently published in the Lancet[1] and the New England Journal of Medicine,[4] respectively.

About STEMI and Acute Coronary Syndrome
Acute ST-segment elevation myocardial infarction (STEMI), along with unstable angina (UA) and non-ST segment elevation myocardial infarction (NSTEMI), are the three conditions classified as acute coronary syndrome (ACS). ACS is a major cause of emergency medical care and hospitalization in the United States.[5]

There are approximately ten million heart attacks per year worldwide;[1] in the United States alone, the estimated 500,000 STEMI events per year represent one-third of all heart attacks suffered in the country.[2] Patients who have experienced STEMI are at high risk of another heart attack, stroke or death, especially in the first month following the initial STEMI event.

About PLAVIX
PLAVIX is a prescription antiplatelet medicine taken once a day that helps keep platelets in the blood from sticking together and forming clots. Since its initial approval on November 17, 1997, by the U.S. Food and Drug Administration, PLAVIX has been used to treat millions of patients worldwide.[5]

The long-term efficacy and safety of PLAVIX have been established through landmark clinical trials in more than 100,000 patients and in clinical practice in millions of patients treated worldwide.

PLAVIX has demonstrated early and long term risk reduction for patients at risk for atherothrombotic events in important clinical trials. In the CURE trial, patients with unstable angina (UA) and non-ST segment elevation myocardial infarction (NSTEMI) were followed for up to one year, and in the CAPRIE trial, patients with recent MI, recent ischemic stroke, or established peripheral artery disease were followed for up to three years.

PLAVIX is marketed worldwide by sanofi-aventis (Paris Bourse: EURONEXT: SAN; New York: NYSE: SNY) and Bristol-Myers Squibb Company (NYSE: BMY) as Plavix® and Iscover®.

For more information on PLAVIX visit www.plavix.com.

WHO SHOULD RECEIVE Plavix®(clopidogrel bisulfate)?[6]

PLAVIX is indicated for the reduction of atherothrombotic events as follows:

  Recent Myocardial Infarction (MI), Recent Stroke, or Established Peripheral Arterial Disease (PAD)
  For patients with a history of recent MI, recent stroke, or established PAD, PLAVIX has been shown to reduce the rate of a combined end point of new ischemic stroke (fatal or not), new MI (fatal or not), and other vascular death.
  Acute Coronary Syndrome (ACS)

For patients with ACS (unstable angina/non–Q-wave MI), including patients who are to be managed medically and those who are to be managed with percutaneous coronary intervention (with or without stent) or coronary artery bypass graft surgery (CABG), PLAVIX has been shown to decrease the rate of a combined end point of cardiovascular death, MI, or stroke as well as the rate of a combined end point of cardiovascular death, MI, stroke, or refractory ischemia.

Important Risk Information:

  PLAVIX is contraindicated in patients with active pathologic bleeding such as peptic ulcer or intracranial hemorrhage. PLAVIX should be used with caution in patients who may be at risk of increased bleeding from trauma, surgery, or coadministration with NSAIDs or warfarin. (See CONTRAINDICATIONS and PRECAUTIONS.**)
  The rates of major and minor bleeding were higher in patients treated with PLAVIX plus aspirin compared with placebo plus aspirin in a clinical trial. (See ADVERSE REACTIONS. **)
  As part of the worldwide postmarketing experience with PLAVIX, suspected cases of thrombotic thrombocytopenic purpura (TTP), some with fatal outcome, have been reported at a rate of about 4 cases per million patients exposed. TTP has been reported rarely following use of PLAVIX, sometimes after a short exposure (<2 weeks). TTP is a serious condition and requires urgent referral to a hematologist for prompt treatment. (See WARNINGS.**)
  In clinical trials, the most common clinically important side effects were pruritus, purpura, diarrhea, and rash; infrequent events included intracranial hemorrhage (0.4%) and severe neutropenia (0.05%). (See ADVERSE REACTIONS.**)

**Please see full prescribing information by visiting www.plavix.com.

About sanofi-aventis
Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. The Sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global pharmaceutical and related health care products company whose mission is to extend and enhance human life.

References:
1. COMMIT (CIOpidogrel and Metoprolol in Myocardial Infarction Trial) collaborative group. Early intravenous then oral metoprolol in 45852 patients with acute myocardial infarction randomised placebo-controlled trial. Lancet 2005; 366: 1622–32
2. Antman et al., Management of Patients With STEMI: Executive Summary J Am Coll Cardiol 2004;44:671-719. http://www.acc.org/clinical/guidelines/stemi/Guideline1/Pathology.htm. Accessed December 8, 2005
3. Center for Drug Evaluation and Research. Available at http://www.fda.gov/cder/mapp/6020-3.pdf. Accessed September 5, 2005.
4. Sabatine MS, Cannon CP, Gibson CM, et al. Addition of clopidogrel to aspirin and fibrinolytic therapy for myocardial infarction with ST-segment elevation. N Engl J Med 2005;352:1179-1189
5. Data on file, Sanofi-Synthelabo
6. PLAVIX Prescribing Information. Sanofi-Synthelabo